EXHIBIT 16.1

[KPMG Letterhead]

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Gemstar-TV Guide International, Inc. (the “Company”) and, under the date of March 18, 2002 we reported on the consolidated financial statements of Gemstar-TV Guide International, Inc. as of December 31, 2001 and 2000 and for the year ended December 31,2001, the nine months ended December 31, 2000 and the year ended March 31, 2000. On October 30, 2002 our appointment as principal accountants was terminated. We have read the Company’s statements included under Item 4 of its Form 8-K dated November 6, 2002 and we either are not in a position to agree or disagree with such statements or we believe such statements are inaccurate or incomplete as set forth below.

Item 4 (a)(iii):

We are not in a position to agree or disagree with the statements set forth under this item.

Item 4 (a)(iv):

We disagree with certain of the information contained within this item as set forth below.

Disagreements and Reportable Events Related to the Acquisition of certain Intellectual Property

The Company entered into a series of agreements in June 2001 (none of the agreements to our knowledge were entered into prior to this date) for the acquisition of certain intellectual property (the “Transaction.”) At the time of the Transaction, the Company determined that this was a nonmonetary transaction, which should be accounted for pursuant to Accounting Principles Board Opinion (“APBO”) No. 29. Accordingly, the Company recorded the Transaction based on the fair value of the assets surrendered. Management represented that the fair value of these assets was more clearly evident than the fair value of the assets received. The fair value of the assets surrendered included cash and advertising, whose value was supported by cash transactions for similar advertising. Management did not believe it was necessary to obtain an independent appraisal of the intellectual property received, as it believed that it was not cost beneficial. Moreover, management believed, for various reasons, the intellectual property received was of considerable value to the Company based upon its past business practices and its then current business plans. The Transaction was documented in written agreements and both parties to the Transaction have performed their respective obligations pursuant to the terms of the agreements. At no time has the Company or the Audit Committee asserted that the fair value of the asset surrendered did not have a fair value of $20.75 million or that the fair value of the intellectual property received was more clearly evident than the cash and advertising surrendered. Based upon the information provided to it, KPMG disagreed with the Audit Committee of the Board of Directors (“Audit Committee”) conclusion that the previously issued financial statements of the Company should be restated for the Transaction. Had the matters

Securities and Exchange Commission
November 11, 2002

discussed below been resolved to KPMG’s satisfaction, KPMG may have reached a different conclusion.

The accounting for the Transaction was part of the scope of a special investigation conducted by the Audit Committee. The investigation by the Audit Committee and its professional advisors, the law firm of Jenner & Block, LLC and the accounting firm of Eisner LLP, obtained or developed certain information. KPMG requested access to all of the information developed by the Audit Committee and its professional advisors. The Audit Committee, however, limited KPMG’s access to selected information and, in some instances, provided only oral summaries of the information obtained. KPMG repeatedly objected to the selective disclosure of information by the Audit Committee and this constituted a scope limitation with respect to KPMG’s obligations under AICPA Professional Standards, Section AU 561, a reportable event under Item 304 of Regulation S-K and a disagreement between KPMG and the Audit Committee.

The Audit Committee has described the history of the negotiations leading to the entry of the written agreements. KPMG informed the Audit Committee that it could be inferred from the Audit Committee’s description of the results of its investigation, that the transaction was fraudulent. KPMG informed the Audit Committee that if the Audit Committee, after conferring with its professional advisors, believed the accounting for the Transaction had been the result of fraud, KPMG would agree that a restatement was appropriate. KPMG asked repeatedly for an unequivocal written representation as to whether the Transaction was fraudulent. The Audit Committee and its counsel have given inconsistent and equivocal oral and written statements as to whether the Company has concluded that the Transaction or certain aspects of the Transaction were fraudulent. KPMG has not received an unequivocal written representation from the Company regarding the absence of fraud in the Transaction. This constituted a scope limitation with respect to KPMG’s obligations under AICPA Professional Standards, Section AU 561, a reportable event under Item 304 of Regulation S-K and a disagreement between KPMG and the Audit Committee.

The Company has informed KPMG that the basis of its proposed restatement was not that the Transaction was fraudulent but that it was the result of an unintentional error. KPMG also had requested that the Company articulate the nature of the error, identify who made the error and explain how the error arose. KPMG also requested that the Company provide it with an analysis of the professional literature and how, consistent, with APB0 No. 29, a fair value other than the fair value of the consideration surrendered could be assigned to the transaction. KPMG has not been provided with this information. This constituted a reportable event under Item 304 of Regulation S-K.

Guidance from the Office of the Chief Accountant

In mid-August 2002 and prior to the Company’s determination that the financial statements of the Company should be restated for the Transaction, KPMG requested that the Audit Committee present the disagreement between KPMG, the Audit Committee and the Board of Directors regarding the appropriate accounting for the Transaction to the Office of the Chief Accountant of the Securities and Exchange Commission (“OCA”). The Audit Committee on numerous

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November 11, 2002

occasions refused our request. In late September 2002, the Audit Committee ultimately agreed to this request.

The Company has stated in Item 4 of its Form 8-K dated November 6, 2002 that the OCA advised the Company that because the Company made the decision to restate, the Company should proceed with the restatement. KPMG believes this statement is inaccurate. Rather, the OCA advised the Company that it had an obligation, as the Registrant, to file financial statements that it believed complied with generally accepted accounting principles in the United States of America (“GAAP”). The OCA further advised that it appeared that the issue surrounding the Transaction related to the appropriate valuation for the assets exchanged in the transaction and that APB0 No. 29 was the applicable accounting literature. The OCA advised the Company that as it had previously announced its intention to restate its financial statements, it had an obligation to decide whether a restatement was required under GAAP and if such a restatement was required under GAAP, the Company should promptly file restated financial statements. The OCA also informed the Company that any restated financial statements would have to provide sufficient disclosure of the basis for any purported error in its previously filed financial statements. The OCA noted that the Company had not provided that information to the OCA for its consideration.

In connection with the proposed restatement by the Company for this transaction, KPMG had requested the Company to provide it with a draft of the proposed restatement to the financial statements and the disclosures that the OCA indicated would be required to be presented in its public filings. We have not been provided with a draft of any proposed restatement to the Company’s public filings.

Other Disagreements Related to Representations of the Company and the Board of Directors

In April 2002 the Audit Committee began a special investigation into certain revenue transactions and accounting of the Company. In connection with KPMG’s quarterly review of the Company’s financial information pursuant to Statement on Auditing Standards (“SAS”) No. 71 “Interim Financial Information” as of and for the quarter ended March 31, 2002, KPMG requested that the Audit Committee provide representations concerning their knowledge of any information that was inconsistent with the representations of management contained within the financial statements. The Audit Committee repeatedly refused the request for this representation. This constituted a scope limitation with respect to the completion of KPMG’s SAS No. 71 review and a disagreement between KPMG and the Audit Committee. Only upon KPMG’s statement that it would not be able to complete its SAS No. 71 review without the requested representations did the Audit Committee agree to provide the required representations.

In connection with the proposed restatement of the Company’s financial statements relating to the Transaction, KPMG had requested that the Board of Directors provide written representations relating to the financial statements since the decision to restate the financial statements for this transaction was made by the Board of Directors. KPMG was informed that the Board of Directors, other than those members who were on the Audit Committee, would not provide such representations. This constituted a scope limitation with respect to KPMG’s

Securities and Exchange Commission
November 11, 2002

obligations under AICPA Professional Standards, Section AU 561, a reportable event under Item 304 of Regulation S-K and a disagreement between KPMG and the Audit Committee and the Board of Directors.

In connection with the consideration of the proposed restatement of the Company’s financial statements relating to the Transaction, including during the process of seeking guidance from the OCA, KPMG has been unable to determine whether representations attributed to the Company have been made by management of the Company, the Audit Committee or the Board of Directors. Accordingly KPMG was unable to determine whether any representations previously received were being withdrawn or were intended to be withdrawn and was unable to fully assess the appropriate parties from whom representations would be needed to be received in order to acquit our responsibilities under AICPA Professional Standards, Section AU 561. This constituted a reportable event under Item 304 of Regulation S-K.

At the time of our dismissal, KPMG had not concluded its activities pursuant to AICPA Professional Standards, Section AU 561 surrounding the proposed restatement of the Company’s financial statements for the Transaction due to the limitations noted above. Accordingly KPMG was not in a position to express an opinion on such restated financial statements.

Statements Regarding Scientific Atlanta

We are not in a position to agree or disagree with the following statement appearing under Item 4(a)(iv) of the Company’s Form 8-K or believe such statement is inaccurate or incomplete as further described below:

In consultation with Ernst & Young LLP (“Ernst & Young”), the Company’s successor accountant, the Company anticipates restating its accounting of revenues recorded in connection with a license agreement with Scientific-Atlanta that expired in 1999 (see Section (b) below). As of October 30, 2002, KPMG had not indicated to the Company that it disagreed with the Company’s original accounting of this transaction, and the Company did not consult KPMG regarding the Company’s anticipated restatement of the accounting for this transaction. Consequently, the Company believes that KPMG may disagree with this determination.

KPMG has not been provided with any information as to the reasons or basis for such a restatement or the details of the consultations with Ernst & Young regarding this issue.

The Company has stated that they anticipate that the restatement may affect the Company’s reported results from July 1999 through March 2002. On numerous occasions and at various times during this period KPMG discussed with management of the Company and the Audit Committee, the basis for the Company’s accounting and disclosure for these revenues. Management of the Company and the Audit Committee have always maintained that the accounting and disclosure for transactions with Scientific-Atlanta as set forth in the Company’s previously issued financial statements are in accordance with GAAP. The Audit Committee

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November 11, 2002

specifically reviewed the accounting for the Scientific-Atlanta revenues as part of the special investigation that it performed on certain revenue transactions. The Audit Committee did not provide KPMG with any of the information that it collected, obtained or developed as a part of that investigation related to Scientific-Atlanta nor was KPMG privy to consultations the Audit Committee may have had with its professional advisors regarding Scientific-Atlanta. Nevertheless, the Audit Committee advised KPMG in August 2002 that as a result of the completed investigation they believed that the accounting for the Scientific-Atlanta revenues as reported in the Company’s previously filed financial statements was in accordance with GAAP.

Should the Company restate its financial statements revising the accounting for revenues recorded in connection with Scientific-Atlanta as it apparently currently anticipates, KPMG will consider such restatement to be effectively a withdrawal of management’s representations for the affected time periods. The withdrawal of management’s representations would materially affect the reliability of previously issued financial statements. KPMG would likely then inform the Company that users of the financial statements should not rely upon KPMG’s opinion on the previously issued financial statements.

Item 4(b):

We are generally not in a position to agree or disagree with the statements by the Company set forth under this item. However, we believe such statements are incomplete for the reasons previously described elsewhere in this letter under the subheading “Statements Regarding Scientific Atlanta.”

KPMG LLP